December 16, 2010

VIA EDGAR AND FEDEX

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Nudrat Salik

Re:          Pzena Investment Management, Inc.

Form 10-K for the Year Ended December 31, 2009

Form 10-Q for the Periods Ended September 30, 2010

File No. 1-33761

Dear Ms. Salik:

In connection with the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter, dated December 2, 2010 with respect to our Form 10-K for the year ended December 31, 2009 and Form 10-Q for the period ended September 30, 2010, and further to our conversation today, we are writing to notify you that, as agreed, we intend to provide responses to the Staff’s comments no later than December 22, 2010.

Sincerely,

/s/ Gregory S. Martin

Gregory S. Martin
Chief Financial Officer